# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Slam Corp., CIK 0001838162
CUSIP: G8210L105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 55 HUDSON YARDS, 47TH FLOOR, SUITE C, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001945789

## Reporting persons
- Atlas Merchant Capital SPAC Fund I LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Merchant Capital LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Merchant Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Atlas Merchant Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AMC SPAC Fund GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AMC SPAC Fund MGP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert E. Diamond, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David I. Schamis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Slam Corp.
Address of issuer's principal executive offices: 55 HUDSON YARDS, 47TH FLOOR, SUITE C, NEW YORK, NY 10001

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) Atlas Merchant Capital SPAC Fund I LP, a Cayman Islands exempted LP (the "Fund");
(2) Atlas Merchant Capital LLC, a Delaware limited liability company and a registered investment advisor, and the investment manager of the Fund (the "Advisor");
(3) Atlas Merchant Capital LP, a Delaware limited partnership and the managing member of the Advisor ("AMC Capital");
(4) Atlas Merchant Capital GP LLC, a Delaware limited liability company and the general partner of AMC Capital ("AMC-GP");
(5) AMC SPAC Fund GP LP, a Delaware limited partnership and the general partner of the Fund (the "General Partner");
(6) AMC SPAC Fund MGP LLC, a Delaware limited liability company and the general partner of the General Partner ("AMC SPAC MGP"); and
(7) Robert E. Diamond, Jr. and David I. Schamis, United States citizens and the sole members of AMC-GP and AMC SPAC MGP.
Address of principal business office or, if none, residence:
The address of each of the Reporting Persons is:

c/o Atlas Merchant Capital LLC
477 Madison Avenue, 22nd FL
New York, NY 10022
Citizenship: See Item 2(a) for citizenship.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of each Reporting Person's cover page.
Percent of class: 0
Sole power to vote or to direct the vote: See Row 5 of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row 6 of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Atlas Merchant Capital SPAC Fund I LP: /s/ David I. Schamis, By: AMC SPAC Fund GP LP, its general partner, By: AMC SPAC Fund MGP LLC, its general partner, By: David I. Schamis, President (02/14/2025)
- Atlas Merchant Capital LLC: /s/ David I. Schamis, Chief Investment Officer (02/14/2025)
- Atlas Merchant Capital LP: /s/ David I. Schamis, By: Atlas Merchant Capital GP LLC., its general partner, By: David I. Schamis, Chief Investment Officer (02/14/2025)
- Atlas Merchant Capital GP LLC: /s/ David I. Schamis, Chief Investment Officer (02/14/2025)
- AMC SPAC Fund GP LP: /s/ David I. Schamis, By: AMC SPAC Fund MGP LLC, its general partner, By: David I. Schamis, President (02/14/2025)
- AMC SPAC Fund MGP LLC: /s/ David I. Schamis, President (02/14/2025)
- Robert E. Diamond, Jr.: /s/ Robert E. Diamond, Jr., Robert E. Diamond, Jr. (02/14/2025)
- David I. Schamis: /s/ David I. Schamis, David I. Schamis (02/14/2025)